FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Schedule of Spark Capital Conference: February 5, 2018
3.	Schedule of ICICI Securities Conference: February 5, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of Spark Capital Conference held in Mumbai and ICICI Securities Conference held in Singapore on February 5, 2018. At these conferences, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Item 2

Spark Capital Conference: February 5, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Essel Mutual fund
2.	Group	Principal Mutual fund
3.	Group	Exide Life Insurance
4.	Group	Value Quest
5.	Group	Axis Mutual fund
6.	Group	DHFL Pramerica Mutual Fund
7.	Group	HDFC Mutual Fund
8.	Group	Karma Capital Advisors
9.	Group	Florintree Advisors
10.	Group	Serum Institute of India
12.	Group	Amansa Capital
13.	Group	Union Mutual Fund
14.	Group	IIFL AMC
15.	Group	SBI Life Insurance
16.	Group	Tattva Capital
18.	Group	Reliance Nippon Life Insurance
19.	Group	Avendus Phoenix Fund
20.	Group	Jeetay Investments
21.	Group	Invesco Mutual Fund
22.	Group	Seraphic Management and advisors
23.	Group	Aviva Life Insurance
24.	Group	IndiaFirst Life Insurance
25.	Group	Canara Robeco MF
26.	Group	Alchemy Capital
27.	Group	GeeCee Investments
28.	Group	Quest PMS
29.	Group	Enam Holdings
30.	Group	First Voyager
31.	Group	Aditya Birla Sun Life Insurance
32.	Group	Elara Capital
33.	Group	IDBI Mutual Fund
34.	Group	Ask Investments
35.	Group	Bajaj Holdings
36.	Group	LIC Mutual Fund
37.	Group	L&T Mutual Fund

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 3

ICICI Securities Conference: February 5, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	T Rowe Price
2.	One-on-one	Eastspring
3.	One-on-one	Wellington Management
4.	One-on-one	Government of Singapore
5.	One-on-one	Capital International
6.	Group	UBS
7.	Group	Amansa Capital
8.	Group	Manulife Asset Management
9.	Group	Kotak Offshore
10.	Group	Fullerton
11.	Group	Tree line
12.	Group	Tokio Marine
13.	Group	Nikko Asset
14.	Group	Coupland Cardiff
15.	Group	Nataxis
16.	Group	Helios
17.	Group	Target Asset
18.	Group	APS asset management
19.	Group	Aurigin capital
20.	Group	Broad Peak
21.	Group	DCG Capital
22.	Group	Dymon
23.	Group	Enam
24.	Group	Maxim
25.	Group	Maybank
26.	Group	New Silk Road
27.	Group	Nippon Life Global
28.	Group	One North Partners
29.	Group	QNB Singapore
30.	Group	River Valley
31.	Group	RCW
32.	Group	UOB
33.	Group	Wells Capital
34.	Group	Prince Street
35.	Group	Proa Partners

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 7, 2018	By:	/s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager